Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 17, 2008 relating to the consolidated financial statements of Kendle International Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph related to the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of Financial Accounting Standards Board Statement No. 109, on January 1, 2007 and  Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment, on January 1, 2006)  and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Kendle International Inc. for the year ended December 31, 2007.

/s/Deloitte & Touche LLP

Cincinnati, Ohio
August 15, 2008